[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 29, 2014

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XPO Logistics, Inc.
Registration Statement on Form S-4

Ladies & Gentlemen:

On behalf of our client, XPO Logistics, Inc. (“XPO”), we are transmitting for filing under the U.S. Securities Act of 1933, as amended (the “Securities Act”), XPO’s registration statement on Form S-4 (the “Registration Statement”) relating to up to 4,922,615 shares of common stock, par value $0.001 per share, of XPO to be issued in connection with the proposed merger (the “Merger”) of Acquisition Sub, Inc., a wholly owned subsidiary of XPO (“Merger Sub”), with and into Pacer International, Inc. (“Pacer”), pursuant to an Agreement and Plan of Merger, dated as of January 5, 2014, by and among XPO, Pacer and Merger Sub. The Registration Statement includes a preliminary proxy statement/prospectus that, when finalized, will be mailed to Pacer shareholders to approve the Merger. We will provide courtesy hard copies of the Registration Statement upon request.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $14,229.00 is due in connection with this filing of the Registration Statement. That amount was paid to the U.S. Securities and Exchange Commission on January 28, 2014 by wire transfer in immediately available funds.

U.S. Securities and Exchange Commission

January 29, 2014

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Gordon E. Devens, Senior Vice President, General Counsel and Secretary, XPO Logistics, Inc.
Michael F. Killea, Executive Vice President, Chief Legal Officer and General Counsel, Pacer International, Inc.
Dominick DeChiara and Justin M. Levy, Winston & Strawn LLP